Exhibit 99.1

Third Quarter 2021 Earnings Release

Scotiabank reports third quarter results

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended July 31, 2021 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted. Our complete Third Quarter 2021 Report to Shareholders, including our unaudited interim financial statements for the period ended July 31, 2021, can also be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov. Supplementary Financial Information is also available, together with the Third Quarter 2021 Report to Shareholders on the Investor Relations page of www.scotiabank.com

Third Quarter Highlights on a Reported basis (versus Q3 2020)	Third Quarter Highlights on an Adjusted basis(1) (versus Q3 2020)

• Net income of $2,542 million, compared to $1,304 million	• Net income of $2,560 million, compared to $1,308 million

• Earnings per share (diluted) of $1.99, compared to $1.04	• Earnings per share (diluted) of $2.01, compared to $1.04

• Return on equity of 15.0%, compared to 8.3%	• Return on equity of 15.1%, compared to 8.3%

TORONTO, August 24, 2021 - Scotiabank reported third quarter net income of $2,542 million compared to $1,304 million in the same period last year. Diluted earnings per share (EPS) were $1.99, up 91% from $1.04 in the previous year. Return on equity was 15.0%, up from 8.3% in the previous year.

Adjusted net income(1) increased 96% to $2,560 million and diluted EPS of $2.01, increased 93% compared to the prior year. Return on equity was 15.1% compared to 8.3% a year ago.

“We delivered another quarter of strong results, with contributions from all our operating segments, reflecting the benefits of a well-diversified business model. While the economic recovery is unfolding at different rates across our footprint, I’m very proud of the Scotiabank team’s on-going resilience and continued commitment to our customers,” said Brian Porter, President and CEO of Scotiabank.

“During the quarter, the Bank was recognized as the Most Innovative in Data by The Banker’s Global Innovation in Digital Banking Awards 2021. This award recognizes our commitment to data and analytics and highlights our ability to identify and support our most vulnerable customers. We are also proud to highlight the Bank’s recent closing of its inaugural USD $1 billion 3-year sustainability bond offering, the largest sustainability bond issued by a Canadian corporate to date. This offering is yet another example of our social responsibility initiatives in support of our commitment to making a positive impact and creating better communities for every future.” Canadian Banking generated strong earnings of $1,083 million, driven by higher non-interest income, lower provision for credit losses, as well as strong asset and deposit growth.

Global Wealth Management’s earnings of $397 million were supported by strong revenue growth, positive operating leverage for the seventh consecutive quarter, and a 17% growth in AUM and AUA on higher net sales.

Global Banking and Markets reported earnings of $513 million supported by strong performance in our advisory and capital markets businesses.

International Banking generated earnings of $493 million demonstrating continuing growth momentum across our key markets.

With a Common Equity Tier 1 capital ratio of 12.2% the Bank remains well capitalized to support its strategic growth plans.

(1)	Refer to Non-GAAP Measures section on page 2.

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Financial Highlights

Reported Results	For the three months ended			For the nine months ended
(Unaudited)($ millions)	July 31 2021	April 30 2021	July 31 2020	July 31 2021	July 31 2020
Net interest income	$4,217	$4,176	$4,253	$12,744	$13,062
Non-interest income	3,540	3,560	3,481	10,821	10,769

Total revenue	7,757	7,736	7,734	23,565	23,831
Provision for credit losses	380	496	2,181	1,640	4,953
Non-interest expenses	4,097	4,042	4,018	12,347	12,799
Income tax expense	738	742	231	2,182	1,125

Net income	$2,542	$2,456	$1,304	$7,396	$4,954

Net income attributable to non-controlling interests in subsidiaries	81	90	(51)	261	3

Net income attributable to equity holders of the Bank	$2,461	$2,366	$1,355	$7,135	$4,951
Preferred shareholders and other equity instrument holders	35	77	23	155	114
Common shareholders	$2,426	$2,289	$1,332	$6,980	$4,837

Earnings per common share (in dollars)
Basic	$2.00	$1.89	$1.10	$5.75	$3.99
Diluted	$1.99	$1.88	$1.04	$5.73	$3.88

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability among companies using these or similar measures. The Bank believes that certain non-GAAP measures are useful in assessing ongoing business performance and provide readers with a better understanding of how management assesses performance. These non-GAAP measures are used throughout this press release and are defined in the “Non-GAAP Measures” section in the Third Quarter 2021 Report to Shareholders.

Adjusted results and diluted earnings per share

The following table presents reconciliations of GAAP reported financial results to non-GAAP adjusted financial results. The adjustments summarized below are consistent with those described in the Bank’s 2020 Annual Report. For a complete description of the adjustments, refer to the Non-GAAP measures section in the Bank’s 2020 Annual Report.

Adjustment impacting current and prior periods:

•	Amortization of acquisition-related intangible assets, excluding software.

Adjustments impacting prior periods only:

•	Acquisition and divestiture-related costs – Include costs related to integrating acquired operations and net (gain)/loss on divestitures.

•

Valuation-related adjustments, recorded in Q1 2020 – Relate to the inclusion of an additional scenario in the measurement of allowance for credit losses, a fair value methodology change relating to uncollateralized OTC derivatives, and a software-related impairment loss.

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Reconciliation of reported and adjusted results

	For the three months ended			For the nine months ended
(Unaudited)($ millions)	July 31 2021	April 30 2021	July 31 2020	July 31 2021	July 31 2020
Reported Results
Net interest income	$4,217	$4,176	$4,253	$12,744	$13,062
Non-interest income	3,540	3,560	3,481	10,821	10,769

Total revenue	7,757	7,736	7,734	23,565	23,831
Provision for credit losses	380	496	2,181	1,640	4,953
Non-interest expenses	4,097	4,042	4,018	12,347	12,799

Income before taxes	3,280	3,198	1,535	9,578	6,079
Income tax expense	738	742	231	2,182	1,125

Net income	$2,542	$2,456	$1,304	$7,396	$4,954
Net income attributable to non-controlling interests in subsidiaries (NCI)	81	90	(51)	261	3

Net income attributable to equity holders	2,461	2,366	1,355	7,135	4,951
Net income attributable to common shareholders	$2,426	$2,289	$1,332	$6,980	$4,837

Diluted earnings per share (in dollars)	$1.99	$1.88	$1.04	$5.73	$3.88

Adjustments
Acquisition-related costs
Integration costs(1)	$—	$—	$40	$—	$157
Amortization of Acquisition-related intangible assets, excluding software(1)	24	26	26	78	80

	24	26	66	78	237
Allowance for credit losses—Additional scenario(2)	—	—	—	—	155
Derivatives valuation adjustment(3)	—	—	—	—	116
Net (gain)/loss on divestitures(4)	—	—	(44)	—	(306)
Impairment charge on software asset(1)	—	—	—	—	44

Adjustments (Pre-tax)	$24	$26	$22	$78	$246
Income tax expense/(benefit)	(6)	(7)	(18)	(21)	(177)

Adjustments (After tax)	$18	$19	$4	$57	$69
Adjustment attributable to NCI	—	—	(5)	—	(60)

Adjustments (After tax and NCI)	$18	$19	$(1)	$57	$9

Adjusted Results
Net interest income	$4,217	$4,176	$4,253	$12,744	$13,062
Non-interest income	3,540	3,560	3,436	10,821	10,572

Total revenue	7,757	7,736	7,689	23,565	23,634
Provision for credit losses	380	496	2,181	1,640	4,798
Non-interest expenses	4,073	4,016	3,951	12,269	12,511

Income before taxes	3,304	3,224	1,557	9,656	6,325
Income tax expense	744	749	249	2,203	1,302

Net income	$2,560	$2,475	$1,308	$7,453	$5,023
Net income attributable to NCI	81	90	(46)	261	63

Net income attributable to equity holders	2,479	2,385	1,354	7,192	4,960
Net income attributable to common shareholders	$2,444	$2,308	$1,331	$7,037	$4,846

Adjusted diluted earnings per share (in dollars)	$2.01	$1.90	$1.04	$5.78	$3.91

(1)	Recorded in non-interest expenses.
(2)	Recorded in provision for credit losses.
(3)	Recorded in non-interest income.
(4)	Recorded in non-interest income; costs related to divestitures are recorded in non-interest expenses.

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Reconciliation of reported and adjusted results by business line(1)

(Unaudited)($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
	For the three months ended July 31, 2021
Reported net income	$1,079	$564	$392	$513	$(6)	$2,542
Total adjustments (after tax)	4	7	7	—	—	18

Adjusted net income	$1,083	$571	$399	$513	$(6)	$2,560

Adjusted net income attributable to equity holders	$1,083	$493	$397	$513	$(7)	$2,479

	For the three months ended April 30, 2021
Reported net income	$927	$507	$374	$517	$131	$2,456
Total adjustments (after tax)	4	9	6	—	—	19

Adjusted net income	$931	$516	$380	$517	$131	$2,475

Adjusted net income attributable to equity holders	$931	$429	$378	$517	$130	$2,385

	For the three months ended July 31, 2020
Reported net income	$429	$(28)	$324	$600	$(21)	$1,304
Total adjustments (after tax)	4	32	11	—	(43)	4

Adjusted net income	$433	$4	$335	$600	$(64)	$1,308

Adjusted net income attributable to equity holders	$433	$53	$332	$600	$(64)	$1,354

	For the nine months ended July 31, 2021
Reported net income	$2,917	$1,548	$1,187	$1,573	$171	$7,396
Total adjustments (after tax)	12	25	20	—	—	57

Adjusted net income	$2,929	$1,573	$1,207	$1,573	$171	$7,453

Adjusted net income attributable to equity holders	$2,929	$1,320	$1,200	$1,573	$170	$7,192

	For the nine months ended July 31, 2020
Reported net income	$1,758	$739	$937	$1,495	$25	$4,954
Total adjustments (after tax)	64	180	35	79	(289)	69

Adjusted net income	$1,822	$919	$972	$1,574	$(264)	$5,023

Adjusted net income attributable to equity holders	$1,822	$865	$964	$1,574	$(265)	$4,960

(1)	Refer to Business Segment Overview in the Third Quarter 2021 Report to Shareholders.

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Business Segment Review

Canadian Banking

Q3 2021 vs Q3 2020

Net income attributable to equity holders was $1,079 million, compared to $429 million. Adjusted net income was $1,083 million, an increase of $650 million or 150%. The increase was due primarily to lower provision for credit losses and higher revenues, partly offset by higher non-interest expenses.

Q3 2021 vs Q2 2021

Net income attributable to equity holders increased $152 million or 16%. The increase was due primarily to higher revenues, and lower provision for credit losses, partly offset by higher non-interest expenses.

Year-to-date Q3 2021 vs Year-to-date Q3 2020

Net income attributable to equity holders was $2,917 million, an increase of $1,159 million or 66%. Adjusted net income was $2,929 million, an increase of $1,107 million or 61%. The increase was due primarily to lower provision for credit losses and higher revenues, partly offset by higher non-interest expenses.

International Banking

Q3 2021 vs Q3 2020

Net income attributable to equity holders was $486 million, compared to $26 million. Adjusted net income increased to $493 million from $53 million. This increase was driven by lower provision for credit losses and lower non-interest expenses, partially offset by lower revenues, higher income taxes, and the negative impact of foreign currency translation.

Q3 2021 vs Q2 2021

Net income attributable to equity holders increased $66 million or 16%. Adjusted net income attributable to equity holders increased by $64 million or 15%. This was due largely to lower provision for credit losses and income taxes, partially offset by lower revenues.

Year-to-date Q3 2021 vs Year-to-date Q3 2020

Net income attributable to equity holders was $1,295 million, an increase of $578 million. Adjusted net income attributable to equity holders was $1,320 million, an increase of $455 million. This increase was due largely to lower provision for credit losses and non-interest expenses, partially offset by lower revenues, higher income taxes, and the negative impact of foreign currency translation.

Financial Performance on an Adjusted and Constant Dollar Basis

The discussion below on the results of operations is on an adjusted and constant dollar basis. Constant dollar basis excludes the impact of foreign currency translation, which is a non-GAAP financial measure (refer to “Non-GAAP” measures section in the Third Quarter 2021 Report to Shareholders). The Bank believes that reporting in constant dollar is useful for readers in assessing ongoing business performance.

Q3 2021 vs Q3 2020

Net income attributable to equity holders was $486 million, an increase of $477 million. Adjusted net income increased to $493 million from $33 million. This increase was driven by lower provision for credit losses, partially offset by higher income taxes.

Q3 2021 vs Q2 2021

Net income attributable to equity holders increased $72 million or 17%. Adjusted net income attributable to equity holders increased by $71 million or 17%. This was due largely to lower provision for credit losses, higher non-interest income, and lower income taxes, partially offset by higher non-interest expenses.

Year-to-date Q3 2021 vs Year-to-date Q3 2020

Net income attributable to equity holders was $1,295 million, an increase of $679 million. Adjusted net income attributable to equity holders was $1,320 million, up $563 million. This increase was due largely to lower provision for credit losses and non-interest expenses, partially offset by lower revenues and higher income taxes.

Global Wealth Management

Q3 2021 vs Q3 2020

Net income attributable to equity holders was $390 million, an increase of $69 million or 21%. Adjusted net income increased to $397 million, up $65 million or 19%, due primarily to higher mutual fund fees and brokerage revenues, partially offset by higher volume-related expenses.

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Q3 2021 vs Q2 2021

Net income attributable to equity holders increased $18 million or 5%. Adjusted net income increased $19 million or 5%, due primarily to higher fee income from strong net sales and market appreciation, partially offset by volume driven expense growth.

Year-to-date Q3 2021 vs Year-to-date Q3 2020

Net income attributable to equity holders was $1,180 million, an increase of $251 million or 27%. Adjusted net income increased to $1,200 million, up 24%, due primarily to higher mutual fund fees, brokerage revenues, and elevated performance fees, partially offset by higher volume related expenses.

Global Banking and Markets

Q3 2021 vs Q3 2020

Net income attributable to equity holders was $513 million, a decrease of $87 million or 14%, due to lower net interest income and non-interest income and the negative impact of foreign currency translation, partially offset by lower provision for credit losses.

Q3 2021 vs Q2 2021

Net income attributable to equity holders decreased by $4 million or 1%, due mainly to lower non-interest income, higher provision for credit losses and the negative impact of foreign currency translation, partially offset by higher net interest income and lower non-interest expenses.

Year-to-date Q3 2021 vs Year-to-date Q3 2020

Net income attributable to equity holders was $1,573 million, an increase of $78 million or 5%. Adjusted net income attributable to equity holders decreased by $1 million, due to lower non-interest income and net interest income, offset by lower provision for credit losses and lower non-interest expenses.

Other

Q3 2021 vs Q3 2020

Net income attributable to equity holders was a net loss of $7 million compared to a net loss of $21 million in the prior year. Adjusted net income attributable to equity holders was up $57 million due mainly to higher contribution from asset/liability management activities and lower COVID-19 related costs, partially offset by lower investment gains.

Q3 2021 vs Q2 2021

Net income attributable to equity holders decreased $137 million from the prior quarter. The decrease was due primarily to lower investment gains, and income from associated corporations.

Year-to-date Q3 2021 vs Year-to-date Q3 2020

Net income attributable to equity holders was $170 million compared to $52 million in the prior year. Adjusted net income attributable to equity holders was up $435 million due mainly to higher contribution from asset/liability management activities and lower non-interest expenses, which included metals business charges of $221 million and higher COVID-19 related costs in the prior year, partially offset by the investment in the SCENE loyalty program in the current year.

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Credit risk

Provision for credit losses

Q3 2021 vs Q3 2020

The provision for credit losses was $380 million compared to $2,181 million, a decrease of $1,801 million or 83%. The provision for credit losses ratio decreased 112 basis points to 24 basis points.

Provision on performing loans was a net reversal of $461 million compared to $1,253 million, a decrease of $1,714 million. Of this decrease, $1,299 million is related to retail due primarily to the more favourable macroeconomic outlook across the footprint and credit migration to impaired, mainly in International Banking. Commercial and corporate banking provisions decreased $415 million driven primarily by the improving macroeconomic outlook.

Provision on impaired loans was $841 million compared to $928 million, a decrease of $87 million or 9% driven by lower commercial and corporate provisions, partially offset by higher retail provisions in International Banking driven by credit migration. The provision for credit losses ratio on impaired loans decreased five basis points to 53 basis points.

Q3 2021 vs Q2 2021

The provision for credit losses was $380 million compared to $496 million, a decrease of $116 million. The provision for credit losses ratio decreased nine basis points to 24 basis points.

Provision on performing loans was a net reversal of $461 million compared to net reversal of $696 million last quarter. Approximately $180 million of the provision reversals this quarter was due to reduction of allowances built in prior periods reflecting the improvement in credit quality and more favourable macroeconomic outlook. The remaining reversal was due to credit migration, the majority of which was to impaired loans in the retail portfolio, mainly in International Banking.

Provision on impaired loans was $841 million, a decrease of $351 million or 29% due primarily to lower retail provisions driven by lower formations. The provision for credit losses ratio on impaired loans was 53 basis points, a decrease of 27 basis points.

Year-to-date Q3 2021 vs Year-to-date Q3 2020

The provision for credit losses was $1,640 million compared to $4,953 million, a decrease of $3,313 million. Adjusted provision for credit losses decreased $3,158 million or 66%. The provision for credit losses ratio decreased 71 basis points to 35 basis points and the adjusted provision for credit losses ratio decreased by 68 basis points.

Provision on performing loans was a net reversal of $1,155 million compared to $2,320 million, a decrease of $3,475 million. The adjusted provision for performing loans decreased $3,353 million of which $2,566 million related to retail driven by the more favourable macroeconomic outlook and credit migration. Commercial and corporate banking provisions decreased $787 million driven primarily by improving macroeconomic outlook. Approximately $380 million (July 31, 2020 – nil) of the provision reversals was due to release of allowances built in prior periods.

The provision for credit losses on impaired loans was $2,795 million, an increase of $162 million. Adjusted provision for credit losses on impaired loans increased $195 million or 8% due to higher retail provisions in International Banking driven by credit migration, partially offset by lower provisions in Canadian Banking portfolios. The provision for credit losses ratio on impaired loans increased four basis points to 60 basis points and also increased four basis points on an adjusted basis.

Allowance for credit losses

The total allowance for credit losses as at July 31, 2021 was $6,232 million. The allowance for credit losses on loans was $6,079 million, down $637 million from the prior quarter. The decrease was due primarily to lower performing loan provisions driven by credit migration and write-offs related to the International Banking retail portfolio, and reversals due to the more favourable macroeconomic outlook.

The allowance against performing loans was lower at $4,320 million compared to $4,778 million last quarter. The decrease was due primarily to credit migration and write-offs related to the International Banking retail portfolio, and reversals due to the more favourable macroeconomic outlook.

The allowance on impaired loans decreased to $1,759 million from $1,938 million last quarter. The decrease is related to the International Banking retail portfolio as write-offs more than offset current provisions.

Impaired loans

Gross impaired loans decreased to $4,735 million as at July 31, 2021, from $5,116 million last quarter. The decrease was due primarily to lower formations across portfolios and higher write-offs related to the International Banking retail portfolio. The gross impaired loan ratio was 73 basis points as at July 31, 2021, a decrease of eight basis points.

Net impaired loans in Canadian Banking were $459 million as at July 31, 2021, a decrease of $79 million from April 30, 2021. International Banking’s net impaired loans were $2,301 million as at July 31, 2021, a decrease of $74 million from last quarter. In Global Banking and Markets, net impaired loans were $196 million as at July 31, 2021, a decrease of $47 million from the prior quarter. In Global Wealth Management, net impaired loans were $20 million as at July 31, 2021, a decrease of $2 million quarter over quarter. Net impaired loans as a percentage of loans and acceptances were 0.46% as at July 31, 2021, a decrease of four basis points from 0.50% from last quarter.

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Capital Ratios

The Bank’s Common Equity Tier 1 (CET1) capital ratio was 12.2% at July 31, 2021, a decrease of 10 basis points from the prior quarter, due primarily to increases in risk-weighted assets primarily in retail mortgages, personal and business lending, OSFI’s reversal of its temporary reduction in the SVaR multiplier, and a lower CET1 inclusion from declines in Stage 1 and Stage 2 expected credit losses (ECL), partly offset by strong internal capital generation. As at July 31, 2021, the Bank’s CET1 ratio included a benefit of nine basis points (April 30, 2021 – 14 basis points; October 31, 2020 – 30 basis points) from OSFI’s transitional adjustment for the partial inclusion of increases in Stage 1 and Stage 2 ECL relative to their pre-crisis baseline levels.

The Bank’s Tier 1 capital ratio was 13.7% as at July 31, 2021, an increase of approximately 10 basis points from the prior quarter, due primarily to the Bank’s issuance of $1.25 billion of Tier 1 qualifying Limited Recourse Capital Notes (LRCNs), partly offset by the above noted impacts to the CET1 capital ratio and the redemption of $500 million of Basel III compliant NVCC preferred shares. The Bank’s Total capital ratio of 15.7% was unchanged from the prior quarter.

The Leverage ratio was 4.8% as at July 31, 2021, an increase of approximately 10 basis points from the prior quarter, as higher Tier 1 capital was partly offset by growth in the Bank’s on and off-balance sheet assets.

As at July 31, 2021, the CET1, Tier 1, Total capital and Leverage ratios were well above OSFI’s minimum capital ratios.

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Forward-looking statements

From time to time, our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2020 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “plan,” “goal,” “project,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would” and “could.”

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; changes to our credit ratings; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; disruptions in or attacks (including cyber-attacks) on the Bank’s information technology, internet, network access, or other voice or data communications systems or services; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; the emergence of widespread health emergencies or pandemics, including the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2020 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2020 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

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Shareholders Information

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank. For more information on participation in the plan, please contact the transfer agent.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference Call and Web Broadcast

The quarterly results conference call will take place on August 24, 2021, at 7:15 am EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at 416-641-6104 or toll-free, at 1-800-952-5114 using ID 7804527# (please call shortly before 7:15 am EDT). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.

Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from August 24, 2021, to September 23, 2021, by calling 905-694-9451 or 1-800-408-3053 (North America toll-free) and entering the access code 6256334#. The archived audio webcast will be available on the Bank’s website for three months.

Additional Information

Investors:

Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 775-0798

E-mail: investor.relations@scotiabank.com

Global Communications:

Scotiabank

44 King Street West, Toronto, Ontario

Canada M5H 1H1

E-mail: corporate.communications@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

Fax: 1-888-453-0330

E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)

Computershare Trust Company, N.A.

Att: Stock Transfer Department

Overnight Mail Delivery: 462 South 4th Street, Louisville, KY 40202

Regular Mail Delivery: P.O. Box 505005, Louisville, KY 40233-5005

Telephone: 1-800-835-8778

For other shareholder enquiries, please contact the Corporate Secretary’s Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 866-3672

E-mail: corporate.secretary@scotiabank.com

10    Scotiabank Third Quarter Press Release 2021

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Contact Information

John McCartney

Scotiabank Investor Relations (416) 863-7579

Sophia Saeed

Scotiabank Investor Relations

(416) 933-8869

Scotiabank Third Quarter Press Release 2021    11